UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2006

Commission File Number: 001-31368

SANOFI-AVENTIS
(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On February 28, 2006, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1 and 99.2, which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release, dated February 28, 2006, announcing the availability in the United States of Apidra, a new rapid-acting insulin analog.
Exhibit 99.2	Press Release, dated February 28, 2006, announcing the rescheduling of the trial date in the United States Plavix litigation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 1, 2006	SANOFI-AVENTIS

	By:	/s/ Arthur Muratyan
		Name:	Arthur Muratyan
		Title:	Vice President Corporate Law

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Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release, dated February 28, 2006, announcing the availability in the United States of Apidra, a new rapid-acting insulin analog.
Exhibit 99.2	Press Release, dated February 28, 2006, announcing the rescheduling of the trial date in the United States Plavix litigation.

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